Investment Advisory Agreement
Calvert Investment Management, Inc.
Calvert Responsible Index Series, Inc.

Addendum to Schedule A

As compensation pursuant to Section 4 of the Investment Advisory Agreement between Calvert Investment Management, Inc. (the "Advisor") and Calvert Responsible Index Fund, Inc. dated June 22, 2000, with respect to the series listed below (each a “Fund”), the Advisor is entitled to receive from the Fund an annual advisory fee (the "Fee"). The Fee shall be computed daily and payable monthly, based on the average daily net assets of each Fund.

Calvert U.S. Mid Cap Core Responsible Index Fund	0.15%
Calvert Developed Markets Ex-U.S. Responsible Index Fund	0.15%

CALVERT RESPONSIBLE INDEX SERIES, INC.

BY: ____________________________
Ivy Wafford Duke
Vice President and Secretary

CALVERT INVESTMENT MANAGEMENT, INC.

BY: ____________________________
Vicki L. Benjamin
Senior Vice President, Chief Financial Officer and Treasurer

Effective Date: October 30, 2015